Exhibit 21.1

Subsidiary Name	State or Other Jurisdiction of Incorporation or Organization

Besser Betreut GmbH	Germany

Besser Betreut Swiss AG	Switzerland

Breedlove & Associates, L.L.C.	Texas

Canada Care International Exchange, Inc.	Canada

Care International Exchange, Inc.	Delaware

Care.com Australia Pty. Limited	Australia

Care.com Europe Ltd.	United Kingdom

Care.com Securities Corporation	Massachusetts

CareZen Family Solutions, Inc.	Canada

Care Concierge, Inc. (f/k/a Parents in a Pinch, Inc.)	Massachusetts